FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of January 2005

Commission File Number: 001-32294

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TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI - 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 5667 8282 Fax # 91 22 5665 7799
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Form 20-F   [ ]   Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Form 20-F   [ ]   Form 40-F  [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Form 20-F   [ ]   Form 40-F  [X]

If 'Yes' is marked, indicate below the file
number assigned to the registrant in
connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1: Form 6-K dated January 10, 2005 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: December 21, 2004

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Item 1

Tata Motors Limited
Bombay House
24, Homi Mody Street,
Mumbai - 400 001

News Release
January 10, 2005

Mumbai, January 10, 2005: The Board of Directors of Tata Motors Limited (the Company) and Tata Finance Ltd. (TFL) today approved the merger of TFL with the Company. The merger would be under a Scheme of Amalgamation under Sections 391 and 394 of the Companies Act 1956 and would be subject to the approval of the Hon'ble High Court of Judicature at Bombay and would be effective from April 1, 2005. In terms of the Scheme of Amalgamation that would be submitted to the Court, all equity shareholders of TFL will be entitled to receive 8 Ordinary Shares of the Company of Rs.10/- each for every 100 equity shares of Tata Finance Ltd. of Rs.10/- each.

The exchange ratio for the number of shares of the Company to be issued to the shareholders of TFL is based upon a valuation conducted by M/s Bansi Mehta & Co., Chartered Accountants.

The merger is expected to enable the vehicle financing business of Tata Finance to grow stronger by leveraging its synergies of the direct business model with the dealer driven business of Bureau of Hire Purchase and Credits (BHPC), a division of the Company. This merger will also allow the TFL shareholders to participate in the growth of the Company, a leading automobile company in the country and thereby significantly gain with an upside of dividend and shareholder value creation.

The proposed merger will enable the Company to grow its auto financing business and offer complete solutions in line with the global best practices in the auto industry. This will also enable the Company to provide a hedge against the cyclicality of the automotive business and a significant value creation for its shareholders.

Currently, Tata Finance and BHPC finance around 17-18% of the Company's vehicle sales while the global benchmark for captive finance units is to finance 35-40% of the parent Company's vehicle sales. This merger is expected to create a platform that will enable the Company to accelerate its move towards the global benchmark.

About Tata Finance Ltd, a Non Banking Finance Company, was formed by its promoters - Tata Industries Ltd. and the Company in 1984 with the primary objective of financing and promoting the Company's products and supporting financing needs of the Company's channel partners and retail finance business. Restructuring initiatives carried out by Tata Finance over the past 36 months have seen the Company divest all its non core activities and focus only on auto financing business. TFL had revenues of Rs.305 Crores and posted a profit before tax of Rs.17.5 crs in FY 03-04.

In the first half of this fiscal, TFL had revenues of Rs.118 Crores and posted a profit before tax of Rs.15.6 Crores. The auto financing division of TFL (AFD) is expected to disburse funds of approx. Rs.1500 Crores during the current year as compared to Rs.551 crores disbursed in FY 01-02.

Tata Motors, a flagship company of the Tata Group is the largest automobile company in India, with revenues of over US $ 3.5 billion (FY 2003-04). It is the world's fifth largest medium and heavy commercial vehicle manufacturer. The Company is the second largest player in the domestic passenger car market in India.

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For further press queries please contact Ms Ruchika Batra at +91 - 22 - 5665 7209 or email at : ruchika.batra@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

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